UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
December 31, 2013 and 2012

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2013	13

Signature	14

Exhibit No. 23.1 – Consent of Independent Registered Public Accounting Firm

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Valley National Bank Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2014

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments at fair value:
Mutual funds	$114,261,944	$91,645,975
Valley common stock fund	7,120,336	6,973,131
Valley employer stock match fund	4,905,572	4,648,266
Common collective trust fund	3,414,319	2,948,166
Total investments at fair value	129,702,171	106,215,538
Notes receivable from participants	2,067,679	1,713,040
Other receivables	74,438	115,559
Total assets	131,844,288	108,044,137
Liabilities:
Benefits payable	74,429	115,526
Accrued expenses and other liabilities	66,686	94,834
Total liabilities	141,115	210,360
Net assets available for benefits at fair value	131,703,173	107,833,777
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(51,464)	(84,369)
Net assets available for benefits	$131,651,709	$107,749,408
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012
Additions to net assets attributed to:
Contributions:
Employer	$2,624,898	$2,054,776
Employee	7,598,578	6,787,722
Participant Rollover	995,826	666,885
Total contributions	11,219,302	9,509,383
Investment income:
Net appreciation in fair value of investments	15,423,507	5,168,461
Dividends and interest	6,219,319	3,118,642
Total investment income	21,642,826	8,287,103
Interest income on notes receivable from participants	79,064	68,221
Total additions	32,941,192	17,864,707
Deductions from net assets attributed to:
Benefits paid to participants	9,019,461	7,546,302
Administrative expenses	19,430	15,868
Total deductions	9,038,891	7,562,170
Net increase in net assets available for benefits	23,902,301	10,302,537
Net assets available for benefits:
Beginning of year	107,749,408	97,446,871
End of year	$131,651,709	$107,749,408
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1) Plan Description
The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General
Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is primarily a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries. Full-time and part-time employees are eligible to participate in the Plan after three months of continuous employment and are automatically enrolled in the Plan. Employees who have completed 1,040 hours of service over a continuous 12-month period are eligible to receive employer matching contribution.

(b)	Plan Amendments
Effective January 1, 2013, the Bank amended the Plan as follows: (i) each employee who was a participant in the State Bank of Long Island 401(k) Retirement Plan and Trust (the State Bank Plan) acquired on January 1, 2012 immediately became a participant in the Plan, (ii) the vesting period for the Bank’s matching contributions includes the participant’s years of service at State Bancorp, Inc., prior to its acquisition by Valley National Bancorp, under the definition of continuous service, and (iii) the contributions for the former State Bank Plan participants under the Plan will equal such elections (as a percentage of compensation) under the State Bank Plan as of December 31, 2012.

(c)	Contributions and Participant Accounts
Participants in the Plan may direct contributions to any of the available investment funds in 0.5% increments from 1% to 100% of compensation, as defined, subject to the annual limit permissible under the IRC, which was $17,500 and $17,000 for 2013 and 2012, respectively. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service (IRS) up to $5,500 in both 2013 and 2012. The contributions are credited to participant accounts in cash and are matched by the Bank in an amount equal to 100% of the first 2% of each participant’s salary deferred contribution and, for non-pension participants only, an additional 50% on the next 8% for a total potential match of up to 6% of deferred eligible earnings. Catch-up contributions are not matched by the Bank.
Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on participant eligible pre-tax earnings or account balances, as defined by the Plan, and payroll contribution percentages. Participants’ contributions and earnings and losses on participant contributions are fully vested at all times. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

(d)	Investment Elections
Participants may direct their contributions to the Plan into investment options offered by the Plan, which at December 31, 2013 consisted of 28 mutual funds, a common collective trust fund and the Valley Common Stock Fund managed by Fidelity Management Trust Company and record kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity” in this report). The investment election at enrollment applies to all participant and Bank contributions. A separate election is required for any participant rollover

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including matching contributions, are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. Generally, participants may change the voluntary contribution percentage or investment direction at any time.

(e)	Participant Notes Receivable
Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan. The principal and interest on all participant loans, including acquired loans, is paid ratably over a period of between 1 and 29 years. Repayments of participant loans are generally made through payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. The loans may also be repaid in full at any time. The interest rates on participant loans ranged from 4.25% to 9.50% and from 4.25% to 10.25% at December 31, 2013 and 2012, respectively.

(f)	Withdrawals
During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59 ½ or they qualify for a financial hardship. A financial hardship withdrawal will prohibit the participant from making contributions to the Plan for a six month period.

(g)	Forfeitures
Forfeitures arise from the termination of employment of participants who are not fully vested. A participant’s contribution plus actual earnings thereon are fully vested and non forfeitable at all times. The unallocated forfeitures of terminated participants’ non-vested accounts amounted to $33,956 and $34,988 at December 31, 2013 and 2012, respectively. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $88,584 and $135,778 for the years ended December 31, 2013 and 2012, respectively.

(h)	Payments of Benefits
The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70 ½ as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(i)	Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of a Plan termination, all participants of the Plan would become fully vested in their account balances.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	New Authoritative Accounting Guidance
Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” clarifies the application of existing fair value measurement principles in U.S. GAAP and expands the existing disclosure requirements for fair value measurements, particularly for Level 3 fair value measurements. ASU No. 2011-04 was effective for the Plan on January 1, 2012 and did not have a significant impact on the Plan’s financial statements. See Note 4 for the related disclosures.

(d)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2013 and 2012, the effect on the financial statements related to recording sale transactions on a settlement date basis was not material.

(e)	Participant Notes Receivable
Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest).

(f)	Administrative Expenses
Expenses incurred by the Plan are paid directly by the Plan and by the Bank on the behalf of the Plan.

(g)	Benefits Payments
Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(h)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

(3)	Investments
The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for benefits at December 31, 2013 and 2012:

	December 31,
	2013	2012
Fidelity growth company fund	$23,989,997	$18,541,690
Fidelity Spartan 500 index fund	13,317,907	9,823,363
Fidelity balanced fund	12,740,131	10,824,639
Valley common stock *	12,025,908	11,621,397
PIMCO total return fund	9,749,261	11,941,468
Fidelity cash reserve fund	8,843,847	8,305,663
 _______________
* Includes Valley common stock fund totaling $7,120,336 and $6,973,131 and Valley employer stock match fund totaling $4,905,572 and $4,648,266 at December 31, 2013 and 2012, respectively.

The following table represents the Plan’s net appreciation (depreciation) in fair value of investments, including investments sold during the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Mutual funds	$14,396,132	$8,137,515
Valley employer stock match fund	406,416	(1,265,635)
Valley common stock fund	620,959	(1,703,419)
Total net appreciation in fair value of investments	$15,423,507	$5,168,461

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(4)	Fair Value Measurements
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1
Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2
Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2013 and 2012.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$46,448,019	$46,448,019	$—	$—
Blended	33,600,735	33,600,735	—	—
Fixed income	10,670,784	10,670,784	—	—
Short term investments	9,193,900	9,193,900	—	—
International stock	7,669,334	7,669,334	—	—
Mid cap	6,679,172	6,679,172	—	—
Total mutual funds	114,261,944	114,261,944	—	—
Valley common stock fund	7,120,336	7,120,336	—	—
Valley employer stock match fund	4,905,572	4,905,572	—	—
Common collective trust fund	3,414,319	—	3,414,319	—
Total investments	$129,702,171	$126,287,852	$3,414,319	$—

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

		Fair Value Measurements at Reporting Date Using:
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$34,893,030	$34,893,030	$—	$—
Blended	25,260,000	25,260,000	—	—
Fixed income	13,114,594	13,114,594	—	—
Short term investments	8,502,692	8,502,692	—	—
International stock	5,540,159	5,540,159	—	—
Mid cap	4,335,500	4,335,500	—	—
Total mutual funds	91,645,975	91,645,975	—	—
Valley common stock fund	6,973,131	6,973,131	—	—
Valley employer stock match fund	4,648,266	4,648,266	—	—
Common collective trust fund	2,948,166	—	2,948,166	—
Total investments	$106,215,538	$103,267,372	$2,948,166	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 from December 31, 2012, and there were no transfers between any levels for the year ended December 31, 2013.
Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).

Common stock. Valley common stock fund and Valley employer stock match fund are measured using the exchange quoted price of Valley’s common stock in active markets (Level 1 inputs).
Common collective trust fund. The fair value of common collective trust fund is measured at net asset values (NAV), which represents fair values of the underlying securities held in the fund. The underlying assets owned by the Fidelity Managed Income Portfolio (the MIP) primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts (wrap contracts). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.
The Plan’s investment in the common collective trust fund is calculated by applying the Plan’s ownership interest in the MIP to the total reported net asset value at fair value of the MIP at the end of the reporting period.
The Plan’s investment in the MIP, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The MIP satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statements of

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The average yield earned by the MIP was 1.02% and 1.70% for 2013 and 2012, respectively. The average yield, adjusted to reflect the actual annual interest rate credited to participants (also known as the crediting interest rate), was 0.85% and 1.05% at December 31, 2013 and 2012, respectively. The interest crediting rate is determined annually and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.
Certain events may limit the ability of the MIP to transact at contract value with the issuer of the investment contracts. The Plan Administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Valley Employer Stock Match Fund
The Valley Employer Stock Match Fund (the Fund) wholly consists of Valley National Bancorp common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. All the common shares were allocated to Plan participants as of December 31, 2013 and 2012. The Fund is not a current investment option; therefore its activity is limited to withdrawals and interest and dividend income.

(7)	Related-Party Transactions
Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and the net appreciation in fair value of investments.
Certain costs of administrative services rendered on behalf of the Plan, that may have included accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The Plan also invests in common stock of the Bank.

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$131,651,709	$107,749,408
Adjustment from fair value to contract value for fully benefit-responsive investment contract	51,464	84,369
Deemed distributions of participant loans	—	(6,510)
Net assets available for benefits per the Form 5500	$131,703,173	$107,827,267
Changes in net assets available for benefits per the financial statements	$23,902,301	$10,302,537
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	(32,905)	16,756
Deemed distributions of participant loans	—	(597)
Changes in net assets available for benefits per the Form 5500	$23,869,396	$10,318,696

(9)	Subsequent Event
Effective January 1, 2014, the Bank amended the Plan to increase its matching contributions to 100% of the first 6% of each participant’s voluntary contributions regardless of the employee's ability to participate in the Bank’s defined benefit pension plan. The Plan was also amended to add a qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC.

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2013

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Current value
(4)		Mutual funds:
	(2)	Fidelity Cash Reserves Fund	8,843,847	(1)	$8,843,847
	(2)	Fidelity Worldwide Fund	182,049	(1)	4,482,044
	(2)	Fidelity Growth Company Fund	200,117	(1)	23,989,997
	(2)	Fidelity Balanced Fund	560,006	(1)	12,740,131
	(2)	Fidelity Low-Priced Stock Fund	86,232	(1)	4,265,020
	(2)	Fidelity Diversified International Fund	86,353	(1)	3,187,290
	(2)	Fidelity Dividend Growth Fund	60,147	(1)	2,128,593
	(2)	Fidelity Freedom Income Fund	30,823	(1)	361,860
	(2)	Fidelity Freedom 2000 Fund	3,953	(1)	49,138
	(2)	Fidelity Freedom 2005 Fund	16,695	(1)	197,831
	(2)	Fidelity Freedom 2010 Fund	36,563	(1)	559,783
	(2)	Fidelity Freedom 2015 Fund	238,813	(1)	3,044,868
	(2)	Fidelity Freedom 2020 Fund	290,145	(1)	4,529,161
	(2)	Fidelity Freedom 2025 Fund	225,787	(1)	3,007,488
	(2)	Fidelity Freedom 2030 Fund	155,408	(1)	2,533,145
	(2)	Fidelity Freedom 2035 Fund	121,891	(1)	1,643,086
	(2)	Fidelity Freedom 2040 Fund	113,761	(1)	1,083,006
	(2)	Fidelity Freedom 2045 Fund	93,527	(1)	1,025,986
	(2)	Fidelity Freedom 2050 Fund	126,737	(1)	1,397,911
	(2)	Fidelity Freedom 2055 Fund	35,753	(1)	415,098
	(2)	Fidelity Limited Term Government Fund	92,245	(1)	921,523
	(2)	Fidelity Spartan 500 Index Fund	203,358	(1)	13,317,907
		PIMCO Total Return Fund Administrative Class	911,998	(1)	9,749,261
		FPA Capital Fund, Inc	53,923	(1)	2,414,152
		American Funds Growth Fund of America Class R4	81,763	(1)	3,492,935
		Oakmark Equity and Income	31,003	(1)	1,012,243
		Fed UST Cash Reserve	350,053	(1)	350,053
		T. Rowe Price Equity Income Adv Fund	107,372	(1)	3,518,587
(4)		Common collective trust fund:
	(2)	Fidelity Managed Income Portfolio	3,362,854	(1)	3,414,319
(4)		Valley common stock fund:
	(2) (3)	Valley common stock	675,327	(1)	6,834,309
	(2)	Interest bearing cash	286,027	286,027	286,027
(4)		Valley employer stock match fund
	(2) (3)	Valley common stock	484,740	6,883,024	4,905,572
(4)	(2) (5)	Notes receivable from participants
		(interest rates range from 4.25% to 9.50% and maturity dates ranging from January 11, 2013 to December 11, 2026)	N/A	—	2,067,679
		Total assets held at December 31, 2013			$131,769,850

(1)	Not required for participant-directed investments.

(2)	Party-in-interest – as defined by ERISA.

(3)	Share amounts reflect all prior common stock dividends and splits.

(4)	Assets managed by Fidelity.

(5)	Measured at unpaid principal plus accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By: /s/ Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer
on behalf of the Plan Administrator
Date: June 27, 2014